Arcturus Announces Management Appointments; Company Founder Joseph E. Payne Reinstated as President and CEO

Industry veteran Dr. Peter Farrell named as Chairman of the Board, Dr. Pad Chivukula reinstated as CSO and COO

SAN DIEGO, May 31, 2018 (GLOBE NEWSWIRE) -- Arcturus Therapeutics Ltd. (NASDAQ:ARCT), a leading RNA medicines company, today announced that Dr. Peter Farrell has been named as Chairman of the Board of Directors of the Company.  Joseph E. Payne has been reinstated as President and CEO and Dr. Pad Chivukula has been reinstated as Chief Scientific Officer and Chief Operating Officer.

“I am extremely pleased to resume my role as President and CEO of Arcturus,” stated Joseph Payne. “With the litigation behind us, the team is 100% committed to developing our pipeline of novel RNA therapeutics, to strengthening and advancing all of our pharmaceutical partnerships and to creating value for our shareholders.”

“I am delighted to be named Chairman of Arcturus,” said Dr. Peter Farrell, “I believe that the proprietary chemistry and drug delivery platforms developed by Arcturus set it apart from its peers and provide significant competitive advantages.  I look forward to working with the team over the coming years to build a world class RNA medicines company.”

About Dr. Peter Farrell
Dr. Peter Farrell is the founder, former long-term CEO and current Chairman of ResMed (NYSE:RMD). Under Dr. Farrell’s management, ResMed earned substantial recognition as a leader in its industry and one of the best run and fastest growing companies in America. Dr. Farrell serves on the board of trustees of The Scripps Research Institute in La Jolla and is Chairman of the Boston-based POC NMR diagnostic company, WaveGuide. He was inducted as 1998 San Diego Entrepreneur of the Year for Health Sciences, 2001. Australian Entrepreneur of the Year and 2005 US National Entrepreneur of the Year for Health Sciences. He served as Vice Chairman of the Sleep Medicine Executive Council at Harvard Medical School, from 2000 to 2010 and then as Chairman from 2010 until 2013. He serves on various academic advisory boards including UCSD's Jacobs School of Engineering, where he was named the 2012 Gordon Fellow, UCSD's Rady Business School and the MIT Dean of Engineering's Advisory Council.  Dr. Farrell holds a B.E. with honors in chemical engineering from the University of Sydney, an SM in chemical engineering from MIT, and a PhD in bioengineering from the University of Washington, Seattle.

About Arcturus Therapeutics Ltd.
Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ:ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus' diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements
This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements.  The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC.  Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Arcturus Media Contact
Arcturus Therapeutics
(858) 900-2660
info@arcturusRx.com

Arcturus Investor Contact
Michael Wood
LifeSci Advisors LLC
(646) 597-6979
mwood@lifesciadvisors.com